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                     EATON VANCE ENHANCED EQUITY INCOME FUND
                            The Eaton Vance Building
                                255 State Street
                                Boston, MA 02109
                            Telephone: (617) 482-8260
                            Telecopy: (617) 338-8054

                                                                October 22, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Vincent DiStefano
                  Division of Investment Management

         Re:      Eaton Vance Enhanced Equity Income Fund (the "Fund")
                  1933 Act Registration Statement (File No. 333-118180)
                  1940 Act Registration Statement (File No. 811-21614)
                  -------------------------------------------------------------

Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund's 1933 Act Registration Statement on Form N-2, as amended, to 2 p.m., New York City time, on Monday, October 25, 2004, or as soon thereafter as possible.

         In connection with such request the Fund acknowledges that:

              1. Should the Commission or the staff acting pursuant to delegated authority declare the registration statement effective, such action does not foreclose any action by the Commission with respect to the filing;

              2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

              3. The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

                                         Very truly yours,

                                         Eaton Vance Enhanced Equity Income Fund



                                         By: /s/ Frederick S. Marius
                                            -----------------------------------
                                                    Frederick S. Marius
                                                    Assistant Secretary

cc:  Mr. Richard Pfordte, Branch Chief
     Division of Investment Management